UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

Schedule 13D

Under the Securities Exchange Act of 1934

Galiano Gold Inc.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

04341Y105

(CUSIP Number)

Kelly Carter

Executive Vice-President: Group Head of Legal & Compliance

Tel: 011-27-11-562-9700

150 Helen Road

Sandown, Sandton, 2196

South Africa

with copy to:

Michael Z. Bienenfeld

Linklaters LLP

Tel: 011-44-20-7456-2000

One Silk Street

London EC2Y 8HQ

United Kingdom

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Gold Fields Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,971,657*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,971,657*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,971,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.77%
14	TYPE OF REPORTING PERSON: CO

*

Consists of 21,971,657 common shares held by Marsh Holdings Inc., which may be deemed beneficially owned by Gold Fields Limited by virtue of Marsh Holdings Inc. being an indirect wholly owned subsidiary of Gold Fields Limited.

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Gold Fields Netherlands Services B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,971,657*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,971,657*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,971,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.77%
14	TYPE OF REPORTING PERSON: CO

*

Consists of 21,971,657 common shares held by Marsh Holdings Inc., which may be deemed beneficially owned by Gold Fields Netherlands Services B.V. by virtue of Marsh Holdings Inc. being a wholly-owned subsidiary of Gold Fields Netherlands Services B.V.

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Marsh Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,971,657
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,971,657

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,971,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.77%
14	TYPE OF REPORTING PERSON: CO

Introductory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on March 29, 2018 (the “Schedule 13D”) and relating to the common shares, without par value, of Galiano Gold Inc. (the “Issuer” or “Galiano”, formerly Asanko Gold Inc.), a corporation incorporated under the laws of British Columbia, Canada and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. When disclosure made in one Item in the Schedule 13D prior to this Amendment No. 2 was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Schedule 13D.

Item 3. Source and Amount of Funds and other Considerations

Item 3 is hereby amended and restated in its entirety to read as follows:

In 2018, the Reporting Persons obtained funds for the acquisition of 22,354,657 common shares by drawing down on Gold Fields’ existing debt facilities, totalling approximately U.S.$17.6 million. Under the terms of the SPA (as defined below), the Reporting Persons’ consideration to be used in acquiring a total interest of up to 19.9% in the Issuer will comprise of a disposal of Gold Fields’ entire 50% interest in its joint venture with Galiano in respect of the Asanko gold mine and all associated properties in Ghana (“Asanko Gold Mine”) (the “Joint Venture”).

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

In 2018, the Reporting Persons purchased 22,354,657 common shares for investment purposes pursuant to a combination agreement dated March 29, 2018 (the “Combination Agreement”), between Gold Fields Netherlands Services B.V. (“GF Netherlands”), Gold Fields Orogen Holding (BVI) Limited (“Gold Fields Orogen”), Marsh Holdings Inc. (“GF Canco”), Asanko Gold Inc., PMI Gold Corporation, Adansi Gold Company (GH) Limited and Asanko Gold Ghana Limited. As part of the Combination Agreement, GF Netherlands, Gold Fields Orogen, GF Canco and the Issuer (among others) formed the Joint Venture, which owned a 90% interest in the Asanko Gold Mine, with the Government of Ghana holding a free-carried 10% interest. Under this agreement, the Issuer, as operator, has been responsible for the management of the Asanko Gold Mine. In connection with the Combination Agreement, GF Canco and the Issuer also agreed to an Investor Rights Agreement dated April 4, 2018 (the “Investor Rights Agreement”).

On December 20, 2023, the Reporting Persons entered into a share purchase agreement between GF Netherlands, Gold Fields Orogen, Galiano, Galiano International (Isle of Man) Ltd. and Galiano Gold (Isle of Man) Ltd (the “SPA”) pursuant to which all of the Reporting Persons’ interest in the Joint Venture will be acquired, directly or indirectly, by Galiano and its subsidiaries. As consideration for the acquisition of Gold Fields’ joint venture interest, Galiano and its subsidiaries will pay an aggregate amount of U.S.$150 million (in several tranches, including as deferred cash consideration) and U.S.$20 million as share consideration in the Issuer. The number of Galiano shares to be issued (the “Consideration Shares”) will be capped at the number which will result in the Reporting Persons holding 19.9% of the issued and outstanding shares of the Issuer, and the cash consideration may, in certain circumstances set out in the SPA, be increased by the amount in U.S. dollars which is equal to the number of additional shares in the Issuer which would have been issued but for the application of such cap, multiplied by the deemed issue price of the Consideration Shares. As part of the closing of the transactions contemplated by the SPA, the parties to the Combination Agreement, will enter into a termination agreement terminating the joint venture agreement governing the Joint Venture (the “Termination Agreement”).

In connection with the closing of the SPA transactions, the Issuer and GF Canco will also enter an amended and restated Investor Rights Agreement (the “Amended and Restated Investor Rights Agreement”), under which Gold Fields, and its affiliates, including Marsh (collectively, the “GF Group”), will receive certain rights to participate in future Issuer share issuances in order to maintain its expected shareholding on closing for up to five years. In addition, the GF Group has agreed that it will standstill at this level of ownership for a one-year period, unless the Issuer otherwise consents or upon the occurrence of certain events. In addition, subject to supporting the Issuer’s management nominees at shareholders meetings and any other matters comprising annual shareholder meeting business or which are otherwise in the ordinary course of business for so long as the GF Group owns at least 10% of the Issuer’s shares, GF Canco will have unrestricted voting rights with the ability to vote its shares in the Issuer in any such manner as it deems necessary, desirable or appropriate.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of common shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, voting the securities in any such manner as it deems necessary, desirable or appropriate (subject to the limitations described in this Schedule 13D), purchasing additional common shares or other financial instruments related to the Issuer or selling, disposing or otherwise transferring some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

The disclosures in Item 6 are herein incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

Combination Agreement

On March 29, 2018, the Parties entered into the Combination Agreement. Under the Combination Agreement, GF Canco agreed to subscribe for and purchase from the Issuer, and the Issuer accepted such subscription and agreed to issue and sell to GF Canco, 22,354,657 common shares of the Issuer, representing as of the date of completion 9.9% of issued and outstanding share capital of the Issuer. On April 4, 2018, GF Canco purchased 9.9% of the issued and outstanding common shares of the Issuer for a total consideration of approximately U.S.$17.6 million.

Additionally, pursuant to the Combination Agreement, the Parties entered into the Joint Venture, under which the Issuer received U.S.$185 million from Gold Fields Orogen for a 50% joint venture interest in the Issuer’s 90% ownership interest in Asanko Gold Mine. The Government of Ghana continued to hold a free-carried 10% interest.

Share Purchase Agreement

On December 20, 2023, the Reporting Persons entered into a share purchase agreement between GF Netherlands, Gold Fields Orogen, Galiano Gold Inc., Galiano International (Isle of Man) Ltd. and Galiano Gold (Isle of Man) Ltd pursuant to which all of the Reporting Persons’ interest in the Joint Venture will be acquired, directly or indirectly, by Galiano and its subsidiaries. As consideration for the acquisition of Gold Fields’ joint venture interest, Galiano and its subsidiaries will pay an aggregate amount of U.S.$150 million (in several tranches, including as deferred cash consideration) and U.S.$20 million as share consideration in the Issuer. The number of Consideration Shares will be capped at the number which will result in the Reporting Persons holding 19.9% of the issued and outstanding shares of the Issuer, and the cash consideration may, in certain circumstances set out in the SPA, be increased by the amount in U.S. dollars which is equal to the number of additional shares in the Issuer which would have been issued but for the application of such cap, multiplied by the deemed issue price of the Consideration Shares.

Additionally, pursuant to the SPA, the Parties agreed to enter into the Termination Agreement, under which the Joint Venture will cease, and the Issuer will receive Gold Fields’ 50% interest in the joint venture, which will result in the Issuer having a total 90% ownership interest in the Asanko Gold Mine. The Government of Ghana will continue to hold a free-carried 10% interest.

Amended and Restated Investor Rights Agreement

In connection with the closing of the SPA transactions, GF Canco and the Issuer will enter into the Amended and Restated Investor Rights Agreement, effective as of the closing date. The Amended and Restated Investor Rights Agreement will terminate on the earlier to occur of (i) following the standstill period, December 31 in any year when the GF Group no longer owns at least 5% of the issued and outstanding common shares of the Issuer and the GF Group had the opportunity to, but did not, exercise its right to maintain its pro rata interest in its most recent opportunity to do so under the Amended and Restated Investor Rights Agreement, (ii) the date that a third party acquires at least a 66 2/3% of the outstanding common shares of the Issuer, or (iii) the date on which the Investor Rights Agreement is terminated by written agreement of GF Canco and the Issuer.

Under the Amended and Restated Investor Rights Agreement, if the Issuer proposes to issue any common shares or other voting or equity securities or any securities convertible into, or exercisable or exchangeable for, common shares or other voting or equity securities from treasury for the purpose of raising capital, other than with respect to certain excluded issuances, which comprise, among others, issuances under the Issuer’s share option plan (“Excluded Issuances”), GF Canco will have the right to subscribe for and be issued such securities on the same terms and conditions in sufficient numbers so as to permit the GF Group to maintain immediately after the financing up to its pro rata shareholding in the Issuer. If as a result of Excluded Issuances, the GF Group’s pro rata percentage in Galiano decreases by an aggregate of 1% or more, GF Canco will have the right to subscribe for and to be issued up to such number of common shares as will enable the GF Group to increase (or “top up”) its holdings in common shares to the pro rata percentage it had prior to such Excluded Issuances. Such pre-emptive and top up rights to maintain up to its pro rata shareholding in the Issuer shall be available to GF Canco under the Amended and Restated Investor Rights Agreement until the earlier to occur of (i) the date the Amended and Restated Investor Rights Agreement is terminated, (ii) the pro-rata shareholding of the GF Group is no longer at least its percentage upon the closing of the SPA transactions less 5%, or (iii) the fifth anniversary of the effective date of the Amended and Restated Investor Rights Agreement. The GF Group also agreed that it will standstill at this level of ownership for a one-year period unless the Issuer otherwise consents, or upon the occurrence of certain events.

In addition, GF Canco has agreed, provided that a change of control of the Issuer has not occurred, not to exercise any voting rights attached to shares beneficially owned by it to vote against (i) the election of any of the Issuer management’s proposed nominees for election to the Board and (ii) any other matters comprising annual shareholder meeting business or which are otherwise in the ordinary course of business, including (A) the appointment of the Issuer’s auditor and the fixing of such auditor’s remuneration and (B) any approval, ratification or confirmation of any security based compensation arrangement, which has been conditionally approved by the Toronto Stock Exchange, provided that the aggregate number of shares issuable pursuant to such arrangement, taken together with all other security based compensation arrangements adopted by the Issuer and then in effect, may not exceed 10% of the issued and outstanding shares at the time of issuance.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description

99.1†	Share Purchase Agreement, dated December 20, 2023, among Gold Fields Netherlands Services B.V., Gold Fields Orogen Holding (BVI) Limited, Galiano Gold Inc., Galiano International (Isle of Man) Ltd. and Galiano Gold (Isle of Man) Ltd., including the Form of Amended and Restated Investor Rights Agreement.

†	Confidential treatment has been requested with respect to certain portions of this exhibit.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

GOLD FIELDS LIMITED

By:	/s/ Martin Preece
Name: Martin Preece
Title: Interim Chief Executive Officer

GOLD FIELDS NETHERLANDS SERVICES B.V.

By:	/s/ L.W. Lor
Name: L.W. Lor
Title: Managing Director

MARSH HOLDINGS INC.

By:	/s/ Steven Reid
Name: Steven Reid
Title: Director